Mail Stop 3561

July 2, 2008

By U.S. Mail and facsimile to (604) 685-5777

Edwin Molina
Chief Executive Officer and President
USA Video Interactive Corp.
8 West Main Street, Suite 3-13
Niantic, Connecticut 06357

>   **Re: USA Video Interactive Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 8, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed May 28, 2008**
>   **Response Letter Submitted June 26, 2008**
>   **File No. 000-29651**

Dear Mr. Molina:

We have limited our review of your filing and response letter to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement on Schedule 14A

1. We note that you filed your Definitive Proxy Statement on May 28, 2008 in advance of receiving our comments, notwithstanding the fact that you were advised by the staff that we would be reviewing your proxy statement. Please tell us whether the annual meeting was conducted on June 23, 2008 and, if so, whether you provided any of the information we requested below to shareholders in advance of the meeting. If

you provided additional information to the shareholders, please file this information as additional soliciting materials on EDGAR. If you did not provide any of the information we requested below to shareholders in advance of the meeting, please tell us why you believe that your proxy materials did not omit any material facts necessary for shareholders to make an informed voting decision. Refer to Rule 14a-9.

Item 1: Election of Directors, page 4

Director and Executive Compensation and other Transactions with Management, page 8

2. We note your response to comment one of our letter dated May 29, 2008. Consistent with comment one above, please tell us why you believe that this information does not need to be included in additional soliciting materials to be provided to your shareholders in advance of the annual meeting and how providing on Form 8-K satisfies Item 8 of Schedule 14A. Please provide us with the proposed language that you would provide to shareholders.

Item 3: Increase in Authorized Share Capital, page 16

3. We note your response to comment two of our letter dated May 29, 2008. Consistent with comment one above, please tell us whether you made shareholders aware of the fact that you will not proceed with the proposed increase of authorized shares and, if so, the manner in which you advised them of this change. Please tell us why you have not filed additional soliciting materials to reflect this change.

4. We note your response to comment five of our letter dated May 29, 2008 and we reissue the comment. Please advise shareholders in additional soliciting materials that, for matters that require a majority of the votes cast in order to be approved, you will be able to approve these matters with only the votes cast by your officers and directors. Clearly explain to shareholders the ramifications of this provision. Also, you have not told us whether this will also require an amendment to your Bylaws, as Section 10.14 of your Bylaws would seem to require 25% of the voting rights to be present for purposes of establishing a quorum.

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As appropriate, please amend your filing in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director